May 10, 2010
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Express Scripts, Inc Form 10-K for the year ended December 31, 2009 Form 8-K filed February 24, 2010 File No. 0-20199
Dear Mr. Rosenberg:
Express Scripts, Inc. (the “Company” or “we”) is responding to the Staff’s comment letter dated April 21, 2010, regarding its Annual Report on Form 10-K for the year ended December 31, 2009 and its Form 8-K filed February 24, 2010 (the “filings”). As requested in the Comment Letter, the Company acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The numbered paragraphs below correspond to the paragraphs of your Comment Letter. Your comments are repeated in boldface, and our responses in ordinary type follow.
Form 10-K for the Fiscal Year Ended December 31, 2009
General
1.	We have not yet reviewed the Part III information that is incorporated by reference into your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.
The Company acknowledges the Staff’s pending review of the Part III information incorporated by reference into Form 10-K. The Company will respond accordingly if any comments should arise.
Critical Accounting Policies
Goodwill and Intangible Assets, page 31
2.	You disclose that “[d]uring 2009, the valuations of certain reporting units in our EM segment yielded fair values relatively close to the carrying value. However, no impairment existed for any of our reporting units at December 31, 2009 or 2008.” Please provide the following disclosures for each reporting unit that is at risk of failing step one in the goodwill impairment test:
•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Amount of goodwill allocated to the reporting unit;

•	Description of methods and key assumptions used and how the key assumptions were determined;

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g. the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
In order to determine the fair values of the reporting units for the Emerging Markets segment, the Company engaged a third party valuation specialist to assist in preparation of the fair value calculations. Based upon assessment of the reporting units and the nature of the operations and outlook, the Income Approach based on discounted cash flows was utilized to estimate fair value. The key assumptions used in this model include the discount rate, future net cash flows and terminal growth rates. The discount rate was estimated using a Capital Asset Pricing Model approach using data from a selected group of public industry participants and applied premiums based upon the perceived risk of the entity subject to valuation and estimated cash flows. The future net cash flows were projected using historical financial performance adjusted for anticipated changes in customers and operations. The terminal growth rate was based on the assessment of growth expectations specific to the reporting units and the long-term industry growth potential.
The key assumptions noted above were based on known facts and circumstances that existed as of the valuation date in 2009. There were no items in the assumptions that would indicate a significant level of uncertainty. However, if the reporting units were not able to achieve the estimated future cash flows, it would have a negative impact on the valuations.
The following is a summary of the results from the Emerging Markets step one goodwill impairment analysis for fiscal year 2009:

	Percentage by which Fair Value	Total Goodwill as of
Reporting Unit	Exceeded Carrying Value	December 31, 2009
Reporting Unit A	9%	$68.4 million
Reporting Unit B	13%	$12.1 million
Reporting Unit C	30%	$51.8 million
Reporting Unit D	99%	$22.1 million
As detailed above, Reporting Units A and B were the two reporting units for which the percentage by which fair value exceeded carrying value by less than 20% of the carrying value. These two units were the focus of the original disclosure in our Form 10-K for the year ended December 31, 2009. As of December 31, 2009, the Emerging Markets total assets and goodwill represented approximately 3% of the Company’s consolidated assets and goodwill. The total goodwill of these two reporting units was less than 1% of the Company’s consolidated assets as of December 31, 2009. Due to the immateriality of these reporting units, the Company concluded that the disclosures contained in the “Factors Affecting

Estimate” section of the Goodwill and Intangible Assets critical accounting policy were sufficient to provide the user with an understanding of the key assumptions used and the related risks.
Although we believe our prior disclosure was appropriate (taking into consideration the immateriality of such reporting units), in response to the Staff’s request for a revised disclosure, we have added the following disclosure in Note 4 included in our Form 10-Q for the three months ended March 31, 2010, as filed on April 28, 2010:
During 2009, the valuations of two other reporting units in our EM segment yielded fair values which were less than 20% in excess of their carrying value and we concluded that no impairment existed since they exceeded their carrying value. As of March 31, 2010, the total assets which include goodwill and the intangible assets of these two reporting units were approximately $370.0 million and $28.0 million, respectively. During the first quarter of 2010, there have been no events or circumstances relative to these reporting units that would require a re-evaluation of the fair value of the EM segment assets as compared to the carrying values. The fair value of both reporting units was determined using the income approach whereby estimated future discounted cash flows are used to develop fair value.
Liquidity and Capital Resources
Operating Cash Flow and Capital Expenditures, page 37
3.	You state that your allowance for doubtful accounts as a percentage of accounts receivable decreased from 6.2% at December 31, 200[8] to 3.7% at December 31, 2009 primarily due to the increase in accounts receivable balance from the NextRx acquisition from WellPoint. Please revise your disclosure to explain why the receivables from NextRx appear to be substantially more collectible than those related to your other businesses.
The primary driver of the decrease in our allowance for doubtful accounts as a percentage of accounts receivable is due to the nature of the NextRx receivables acquired. Approximately 86% of the total receivables acquired from NextRx were pharmaceutical manufacturer rebate receivables (“rebate receivables”). As a comparison, our rebate receivables were approximately 10% of our total receivables as of December 31, 2008. Based on an evaluation of NextRx’s and our historical collection experience for rebate receivables, these types of receivables have experienced a much higher collection percentage than our other customer trade receivables. Due to the higher ratio of rebate receivables acquired from NextRx and the higher collection percentage of these receivables, the allowance for doubtful accounts as a percentage of accounts receivable from December 31, 2008 to December 31, 2009 appropriately decreased. Additionally, an allowance for doubtful accounts was not established at the acquisition date as they were measured at their fair value in accordance with ASC 805, Business Combinations.
The Company further notes that the allowance for doubtful accounts was less than 1% of total assets as of December 31, 2009 and the change in the allowance for doubtful accounts from 2008 to 2009 was less than 1% of net cash flows provided by operations for the year ended December 31, 2009.

Although we believe our prior disclosure was appropriate (taking into account the immateriality of such changes in doubtful accounts), in response to the Staff’s request for a revised disclosure, we have added the following disclosure in Note 3 included in our Form 10-Q for the three months ended March 31, 2010, as filed on April 28, 2010 (information added in response to the Staff’s comment is underlined):
          The components of the preliminary purchase price allocation for NextRx are as follows:

Allocation of Purchase Price (in millions):

Current assets	$937.0
Property and equipment	42.7
Acquired intangible assets	1,585.0
Goodwill	2,688.2
Liabilities assumed	(577.9)

Total	$4,675.0

     The values of the tangible net assets in the above table are representative of the fair values of those assets and liabilities. The current assets of $937.0 million are primarily comprised of pharmaceutical manufacturer rebate receivables, which have historically experienced better collection rates than other customer trade receivables. As a result, the allowance for doubtful accounts related to these receivables is lower than our book of business average. The liabilities assumed of $577.9 million are primarily comprised of rebates payable to clients.
Senior Notes, page 38
4.	Please file as exhibits documents evidencing the $2.5 billion of Senior Notes discussed on page 38 of the filing, including the $1.0 billion aggregate principal amount of 5.250% Senior Notes due in 2012, the $1.0 billion aggregate principal amount of 6.250% Senior Notes due in 2014 and the $500 million aggregate principal amount of 7.250% Senior Notes due in 2019. See Item 601(b)(4) of Regulation S-K.
These documents have been previously filed with the Commission in both form and structure. They are included in the First, Second and Third Supplemental Indentures which were filed as exhibits to the Company’s Current Report on Form 8-K filed June 10, 2009 and incorporated by reference as exhibits 4.6, 4.7 and 4.8, respectively, to the Company’s Form 10-K.

In response to the Staff’s comment, we have made the following revisions within the Index to Exhibits in our Form 10-Q for the three months ended March 31, 2010, as filed on April 28, 2010 (information added in response to the Staff’s comment is underlined):

Exhibit
Number	Exhibit
4.6	First Supplemental Indenture, dated as of June 9, 2009, among the Company, the Subsidiary Guarantors party thereto and Union Bank, N.A., as Trustee, related to the 5.25% senior notes due in 2012, incorporated by reference to Exhibit No. 4.2 to the Company’s Current Report on Form 8-K filed June 10, 2009.

4.7	Second Supplemental Indenture, dated as of June 9, 2009, among the Company, the Subsidiary Guarantors party thereto and Union Bank, N.A., as Trustee, related to the 6.25% senior notes due in 2014, incorporated by reference to Exhibit No. 4.3 to the Company’s Current Report on Form 8-K filed June 10, 2009.

4.8	Third Supplemental Indenture, dated as of June 9, 2009, among the Company, the Subsidiary Guarantors party thereto and Union Bank, N.A., as Trustee, related to the 7.25% senior notes due in 2019, incorporated by reference to Exhibit No. 4.4 to the Company’s Current Report on Form 8-K filed June 10, 2009.
Bank Credit Facility, page 39
5.	Given that $1.34 billion of your debt matures in October 2010 and you have cash and cash equivalents of approximately $1.1B, please disclose how the company anticipates paying the debt and the expected effect this will have on the results of operations, financial position and liquidity.
The Company’s intention is to use existing cash balances and cash flows from operations to make the scheduled payments on our Term Loans and satisfy any other operating commitments forecasted in 2010, including but not limited to the contractual obligations that existed as of December 31, 2009 and the NextRx integration costs. However, the Company reserves the right to secure capital for other business needs which was disclosed accordingly. The Company provided guidance in the Form 8-K filed February 24, 2010, that cash flow from operations in fiscal year 2010 is expected to be in excess of $2 billion, which was consistent with the trends reflected in the Form 10-K, as the Company reported net cash flows provided by operating activities of $827 million in 2007, $1,103 million in 2008 and $1,772 million in 2009. The actual cash flow results for the first quarter of 2010 are in line with the guidance provided. For the three months ended March 31, 2010, our net cash flows provided by operating activities were $760.8 million and after a principal debt payment of $180.0 million and discretionary treasury stock purchases of $218.2 million our cash and cash equivalents balance increased to $1,443.1 million as of March 31, 2010 from $1,070.4 million as of December 31, 2009. In evaluating the $1,070.4 million cash and cash equivalents balance as of December 31, 2009 and the $2 billion operating cash flow guidance provided, the Company concluded there is no significant risk regarding our ability to meet the cash flow needs for fiscal year 2010.
Although we believe our prior disclosure was appropriate (taking into account the trends reflected in our reported results and otherwise), in response to the Staff’s request for additional disclosure we have added the following disclosure in the Liquidity and Capital Resources section in Item 2. Management’s

Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-Q for the three months ended March 31, 2010, as filed on April 28, 2010 (information added in response to the Staff’s comment is underlined):
     At March 31, 2010 our credit facility includes $360.0 million of Term A loans, $800.0 million of Term-1 loans and a $600.0 million revolving credit facility. The revolving credit facility (none of which was outstanding as of March 31, 2010) is available for general corporate purposes. During the first three months of 2010, we made scheduled payments of $180.0 million on the Term A loan. We anticipate that the current cash balances and the cash flow from operations will be sufficient to re-pay the principal balances when due and make our scheduled payments for those contractual obligations and capital commitments included in our Annual Report on Form 10-K for the year ended December 31, 2009. While it is our current intention to re-pay these loans when due, we may enter into a new loan facility to provide additional liquidity. At March 31, 2010, our remaining Term A loans and Term-1 loans obligation is $1,160.0 million and our cash and cash equivalents are $1,443.1 million.
Notes to Consolidated Financial Statements
3. Changes in business
Acquisitions, page 53
6.	Regarding your acquisition of NextRx from WellPoint, please address the following:
•	Tell us your accounting basis for including the 10 year PBM agreement with WellPoint in your purchase price allocation, which you have indicated as entering into at the closing of the acquisition, as opposed to a separate asset acquisition. Provide the related accounting guidance under GAAP that supports your basis.
The Company concluded that the transaction qualified as an acquisition of a business in accordance with ASC 805, Business Combinations (“ASC 805”). ASC 805 defines a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants. A business consists of inputs and processes applied to those inputs that have the ability to create outputs.
The Company acquired all of the shares and equity interests, including all assets and liabilities, of the three operating WellPoint subsidiaries, NextRx, Inc., NextRx Services, Inc., and NextRx, LLC (collectively, “NextRx”), which provide pharmacy benefit management (“PBM”) services to WellPoint’s internal health plans and other clients not affiliated with WellPoint. As part of the acquisition, the Company acquired all of NextRx’s PBM related operating facilities and the assembled workforce. Together, the acquired entities have well defined revenues, expenses and systems separable from WellPoint’s other operations. Accordingly, the Company has acquired WellPoint’s entire PBM business, NextRx, which constitutes a business with inputs, processes and outputs. Previously, NextRx provided PBM services to clients, including WellPoint and its affiliated health plans, and other non-affiliated clients. The 10 year PBM agreement (“PBM Agreement”) was established to formalize the terms and conditions of the continued relationship with WellPoint. This contract was an integral part of the acquisition and we accounted for this contract as part of the purchase price allocation. Had the PBM contract been accounted for as a separate asset acquisition the value ascribed to the contract would have been identical. The Company also assumed the NextRx contracts with non-affiliated clients.

•	Disclose a more robust discussion of the 10 year contractual arrangement (i.e. what types of services you will provide and to which customers of WellPoint). Your current disclosure is vague.
The PBM Agreement with WellPoint consists of PBM services that are consistent with those provided to most of our other PBM clients in the ordinary course of business. The services provided under the PBM Agreement include retail network pharmacy management, home delivery and specialty pharmacy services, drug formulary management, claims adjudication and other services consistent with those provided to other PBM clients. These services are provided to HMOs, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers’ compensation plans and government health programs, which is consistent with our current customer base. Extensive discussion of our PBM services and the types of customers we serve are provided in the Company Overview section of Part I to the Form 10-K for the Fiscal Year Ended December 31, 2009.
Although we believe our prior disclosure was appropriate (taking into account such other discussion), in response to the Staff’s request for a more robust disclosure, we have added the following disclosure in Note 3 included in our Form 10-Q for the three months ended March 31, 2010, as filed on April 28, 2010 (information added in response to the Staff’s comment is underlined):
     The parties have agreed to make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the transaction which results in the goodwill and other intangibles generated being tax deductible over 15 years. We estimate the value of such election to us to be between $800 million and $1.2 billion dependent upon the discount factor and tax rate assumed. Additionally, at the closing of the acquisition, we entered into a 10-year contract with WellPoint (the “PBM agreement”) under which we will provide pharmacy benefits management services to WellPoint and its designated affiliates which was previously provided by NextRx. The services provided under the PBM Agreement include retail network pharmacy management, home delivery and specialty pharmacy services, drug formulary management, claims adjudication and other services consistent with those provided to other PBM clients.
In addition, in future filings the Company will add the following disclosure to the end of the paragraph noted above:
These services are provided to HMOs, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers’ compensation plans and government health programs, which is consistent with our current customer base.
•	Clarify why this arrangement is being amortized using a “pattern of benefit method” over 15 years of which a greater portion of the expense is recorded in the first five years. Explain why a 15 year life is appropriate considering the contractual term is 10 years.
In selecting the amortization method, the Company determined that the “pattern of benefit method” was appropriate as it best reflects the benefits from the arrangement, as measured through the expected cash flows under the contract. This results in greater amortization expense during the early years as the expected cash flows are greater during this period than later years under the contract.
In determining the useful life for the 10-year contract with WellPoint, we assumed a high probability that the contract with WellPoint would be renewed for a second term after the initial 10-year contract expired. This assumption is based on industry renewal rates, the Company’s embedded relationship with WellPoint and potentially significant efforts around the ability to change PBM providers. We have no reason to believe that a future WellPoint contract renewal will differ materially from this historical experience. We do not know with certainty that the contract will be renewed, or if renewed, what the exact length of the new contract will be. Therefore, we used a probability-adjusted methodology, based on historical experience, to determine a probable range for the most appropriate contract renewal length. The mid-point of this range is five years. When combining the initial ten year contract length with our probability adjusted renewal length of five years, we determined a 15 year useful life was most appropriate.
•	Tell us your accounting basis for including the amortization of the value ascribed to the PBM agreement as a reduction of revenue.
In accordance with ASC 605 Revenue Recognition, Subtopic 605-50, the amortization of intangible assets that arise in connection with consideration given to a customer by a vendor that are acquired and separately recognized in a business combination shall be characterized as a reduction of revenue when recognized in the vendor’s income statement. ASC 605-50-15-3c clarifies that this accounting treatment applies to the amortization of an exclusivity arrangement acquired in a business combination only if the exclusivity arrangement negotiated by the acquiree was not negotiated independently of the acquirer.
We believe the WellPoint customer contract intangible asset identified in the purchase price allocation of the NexRx acquisition is consistent with the ASC 605 guidance noted above. The Company (the vendor) provided consideration (the purchase price for NextRx) to WellPoint (the customer) for this business combination. Further, the PBM agreement represented a condition to, and was an essential part of, the acquisition of NextRx and, accordingly, was negotiated and agreed to by both parties, the Company and WellPoint, prior to completing the acquisition. As such, the classification of the Wellpoint customer contract amortization as a reduction of revenue is appropriate.
•	Tell us the assumptions you used to fair value the 10 year PBM agreement
In consultation with a third party valuation firm, which specializes in estimating the fair value of intangible assets, and consistent with accounting guidance under ASC 805 Business Combinations and ASC 820 Fair Value Measurements, we valued the WellPoint PBM Contract using the Income Approach which estimates Fair Value based on the future cash flows that can be attributed to the acquired business. We utilized assumptions in this model following a diligent evaluation process to ensure they appropriately represented those of a market participant based on the underlying facts and economics of this transaction. We determined a market participant to be represented by a large PBM provider, of which we are representative. The financial projections utilized in our final valuation analysis can be summarized as follows:
•	Revenues: PBM Agreement revenues were based on management projections and management discussions regarding the expected number of prescriptions, existing members, annual retention rates, addition of new members, utilization rates per member, and revenue per prescription.

•	Cost Per Prescription: We based our estimates on the pre-transaction actual costs of the Company and applied a reasonable inflationary factor in subsequent years.

•	SG&A: The Company based the SG&A estimates on historical experience and projections utilizing such experience.

•	Acquisition Synergies: The Company estimated the total synergies expected from the acquisition based on prior acquisition experience and detailed financial modeling consistent with historical practice. There are several sources of these synergies which are described below. Each of these synergies was then classified as either a “Market Participant Synergy”

or an “ESI-Specific Synergy”. Market Participant Synergies are those synergies that we believe other market participants or hypothetical market participants could achieve. The ESI-Specific Synergies are those synergies that we believe are unique to Express Scripts based on our distinctive operating capabilities. The sources of total synergies expected from the acquisition can be segmented as follows:
•	Fixed Cost Synergies — These synergies represent cost savings resulting from facility closings and reductions in staff. We estimate that virtually all of these synergies are achievable by other Market Participants.

•	Supply Chain Synergies — These synergies represent purchasing synergies that would be achieved as a result of improved negotiating leverage that the combined entity would gain. We estimate that virtually all of these synergies are achievable by other Market Participants.

•	Underwritten Synergies — These synergies are the result of pricing the NextRx claims volume through our proprietary pricing model. The model also assumes and quantifies the financial impact of our ability to reduce pharmacy costs for WellPoint while improving Express Scripts’ profitability. The majority of these synergies are unique to Express Scripts due to the following:
•	Administering the NextRx claims volume on Express Scripts’ proprietary claims adjudication platform.

•	Our advanced understanding of consumer behavior and our ability to increase mail order utilization, improve generic drug utilization and better manage biotech prescriptions, all of which lower costs and improve profitability.

•	Our rebate administration process is unique in the industry and allows WellPoint to customize formularies for each plan without sacrificing the economic impact of those rebates. Most of our competitors, including WellPoint’s legacy rebate program, utilize market share based programs, which aggregate all formularies and compare them to national market share averages.
•	Depreciation and Amortization: This estimate was based on historical experience of the Company.

•	Income Taxes: The income tax rate used was based on consideration of the federal rate and blended state rate following a state-by-state analysis of the operations purchased in the transaction.

•	Capital Charges: We also applied “capital charges” to the after-tax cash flows from the PBM Agreement. These charges serve to recognize the use of other assets considered to be essential in the operation of the business and contribute to the cash flows from the PBM Agreement. We determined these charges by assuming costs of arms length transactions with third parties based on our research of third party providers of these services where available.

•	Discount Rate: We discounted the resultant cash flows back to their present value equivalents using an appropriate discount rate. The discount rate was estimated using a Capital Asset Pricing Model approach using data from a selected group of public industry participants and was based upon the perceived risk of the entity subject to valuation and estimated cash flows.
•	Provide us with further information that justifies why a significant portion of the purchase price allocation is to goodwill. Your current disclosure is vague and generic.
Goodwill is the result of the Company specific synergies related to the acquired transaction volume (described above), synergies on our legacy transaction volume, the tax benefits derived from the Section 338(h)(10) election under the Internal Revenue Code and the effects of contributory asset charges in valuing intangible assets.
Although we believe our prior disclosure was appropriate (taking into consideration our other disclosures regarding the acquisition), in response to the Staff’s request, we have added the following disclosure in Note 3 included in our Form 10-Q for the three months ended March 31, 2010, as filed on April 28, 2010 (information added in response to the Staff’s comment is underlined):
     A portion of the excess of purchase price over tangible net assets acquired has been preliminarily allocated to intangible assets consisting of customer contracts in the amount of $1,585.0 million. These assets are included in other intangible assets on the unaudited consolidated balance sheet. The excess of purchase price over tangible net assets and identified intangible assets acquired has been preliminarily allocated to goodwill in the amount of $2,688.2 million. The goodwill is the result of expected synergies derived from our ability to drive growth in generic and mail order utilization and supply chain savings from both drug manufacturers and the retail network.
In addition, the Company will provide the following disclosure in future filings:
     A portion of the excess of purchase price over tangible net assets acquired has been preliminarily allocated to intangible assets consisting of customer contracts in the amount of $1,585.0 million. These assets are included in other intangible assets on the unaudited consolidated balance sheet. The excess of purchase price over tangible net assets and identified intangible assets acquired has been preliminarily allocated to goodwill in the amount of $2,688.2 million. The goodwill is the result of expected buyer specific synergies derived from our ability to drive growth in generic and mail order utilization, supply chain savings from both drug manufacturers and the retail network, and the tax benefits derived from the Section 338(h)(10) election under the Internal Revenue Code.
Form 8-K filed February 24, 2010
Table 4: 2010 Guidance Information
7.	You disclose that you estimate further costs related to the NextRx transaction of $120-$150 million will be incurred in 2010. Tell us what consideration you gave to providing disclosure in MD&A as a known event, trend, uncertainty or commitment and its expected effects on results of operating, financial position and liquidity and/or in the notes to the contractual obligations table presented on page 39 of your 2009 Form 10-K.
The Company employs a comprehensive process to evaluate the risks and uncertainties prior to providing guidance to the public in an effort to ensure that appropriate disclosures are made regarding those significant risks. The NextRx transaction costs discussed in the Form 8-K primarily pertain to the Transition Services Agreement pursuant to which WellPoint will provide certain services, such as information technology services, human resources services and other services, to us in order to facilitate the migration of the PBM business to our platforms and systems. The Company reimburses WellPoint for these services as they are incurred. The NextRx transaction costs were included within the 2010 operating cash flow guidance which is expected to be in excess of $2 billion, which, as noted above, is consistent with trends reflected in our reported financial results. In evaluating the $1,070.4 million cash and cash equivalents balance as of December 31, 2009 and the $2 billion of operating cash flow guidance provided, the Company concluded there is no significant risk regarding our ability to meet the cash flow needs for fiscal year 2010. As such, Management concluded that a discussion of the 2010 NextRx transaction costs within Form 10-K was not warranted. Please refer to the Company’s response in Comment #5 above which details revised disclosures in our Form 10-Q for the three months ended March 31, 2010, as filed on April 28, 2010.
If you have any questions or require additional information with respect to the foregoing, please do not hesitate to contact me at (314) 684-5107.

Sincerely,
/s/ Jeffrey Hall
Jeffrey Hall
Executive Vice President and Chief Financial Officer